Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 355 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARNHEM, THE NETHERLANDS, MAY 4, 2004

ARCADIS REPORTS FIRST QUARTER 2004 RESULTS

•
Environment main growth market at 15% organic increase

•
Acquisitions contribute to gross revenue and net income growth

•
Organic decline in infrastructure caused by drop in Dutch market

ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD), the international consulting and engineering firm, today announced that despite the difficult market circumstances in the Netherlands, net income from operations in the first quarter of 2004 rose by 16%. This includes a negative currency effect of 5%, caused by the lower value of the U.S. dollar against the euro. Gross revenue increased by 7% and excluding currency effect by 11%. The increases in gross revenue and income are mainly the result of acquisitions completed in 2003 and of good performance in the environmental market.

In the first quarter a part of the Company's Dutch contracting activities was sold to BTL, as previously announced. This sale is consistent with the Company's policy to concentrate its contracting activities on the delivery of turnkey solutions based on project management skills and the specialist know-how ARCADIS possesses.

The conditions in the Dutch market remain difficult. After last year's capacity reduction aimed at matching reduced market demand, a further overhead reduction was announced at the time the annual results were made public. Approximately 80 more jobs will be eliminated as a result. This is necessary to strengthen competitiveness and restore margins. For this operation a provision was taken of € 2.2 million. This was offset by the book profit on the sale of the green contracting activities.

In a reaction to the figures, Harrie L.J. Noy, Chief Executive Officer, said: "The reduction in government spending and the poor economy make the Dutch market our most difficult one. Outside of the Netherlands, developments are clearly more favourable. This shows that our strategy of international diversification is working. In other European countries our growth mainly comes from the infrastructure activities. In the environmental market we booked 15% organic growth, mainly generated in the United States. Our innovative GRiP®* approach for remediation of polluted properties is selling well to the federal government, while we also benefit from the trend among private sector companies to outsource environmental management activities to companies like ARCADIS. The companies we acquired last year contributed to the gains in gross revenue and income as expected."

(*)Guaranteed Remediation and Insurance Program

Part of a bigger picture.

ARCADIS

Key figures

	First quarter
Amounts × € 1 million, unless otherwise stated
	2004	2003	Δ
Gross revenue	207	193	7%
Operating income (1)	7.9	6.9	14%
Net income from operations (1)	4.5	3.9	16%
Ditto per share (in EUR) (2)	0.22	0.19	16%

(1)
Before amortization of goodwill
(2)
Based on 20.4 million shares outstanding in 2004 (in 2003: 20.3 million).

Analysis
Excluding currency effect, gross revenue increased by 11%. Of this increase 10% was the result of acquisitions completed in 2003. Almost all countries contributed to the 1% organic revenue increase, except for the Dutch activities, where an organic decline of 11% occurred. In other Europe and the United States, organic growth was at a high level of 10%. Gross revenues increased in South America, pointing to a slight improvement in market conditions in Brazil and Chile. Continued insecurity led to a revenue decline in donor-financed markets.

The increase in operating income is mainly from acquisitions. The currency effect was 5% negative. Price pressure caused an organic decline in operating income in the Netherlands, which was partly offset by increases in other European countries and the United States. In Brazil, the decline in operating income was more than compensated for by the contribution from energy projects that were developed earlier, and are reported under non-consolidated companies. Including this contribution, operating income declined organically by 2%.

Market developments
Numbers in the following section apply to the developments in the first quarter of 2004 in comparison with the same period last year, unless otherwise mentioned.

  •
  Infrastructure
  The 4% revenue growth mainly came from acquisitions. Organically infrastructure activities declined by 6% as a result of the situation in the Netherlands, where large projects produce less work and the government is showing restraint with regard to new investments. Growth continued in Belgium, France and Spain. After a strong decline last year, growth was again achieved in Brazil. The United States market is stable and conditions are improving.

  •
  Environment
  Organic revenue growth in this segment amounted to 15% again making environment the main growth market for ARCADIS. Most of the growth came from the United States. After the large long-term GRiP® assignments won last year, a recent contract was won for the U.S. Environmental Protection Agency worth US $52 million for technical operations and support of a laboratory for air quality. Outside of the United States, Germany and the United Kingdom experienced organic growth, mainly for multinational clients.

  •
  Buildings
  Revenue growth of 47% mainly resulted from acquisitions, including project management and consulting activities that have higher growth potential and better margins. Organic revenue growth amounted to 11% and resulted from the facility management contract for Philips Nederland that was won last year. Growth occurred in the Company's markets in Belgium and

    Spain, but this was more than offset by a decline in the United States, where economic growth has not yet resulted in significant capital expenditures of industries.

  •
  Communications
  The decline of recent years continued in the first quarter of 2004, which resulted in an organic revenue decline of 10%. This was mainly caused by a reduction in work volume in the Dutch real estate valuation market.

Outlook
In the Netherlands issues with the government budget are hampering infrastructure investment. The focus is shifting towards renewal of existing infrastructure, which particularly in rail infrastructure provides opportunities for ARCADIS. A good example is the recent assignment for the preparation, including logistical coordination, of the switch replacement around Utrecht, a major rail hub. In other European countries, investments in national and trans-national networks offer growth opportunities. The American infrastructure market is stable, while in Brazil and Chile the market seems to be improving. The success of the GRiP® approach and the services to multinational clients form an excellent basis for continued growth in the environmental market. In the buildings segment, recovery in the U.S. market is expected no sooner than during the second half of 2004. Facility management will contribute to growth in this segment. The communications segment is not showing a recovery for the time being.

CEO Noy concluded: "The Dutch market will remain difficult throughout 2004, so strengthening of our competitive position, margin improvement and a reduction in non-profitable activities are priorities. New activities like facility management, rail renewal and program management are the basis for growth. Much attention is given to growth of successful environmental initiatives, allowing this to continue as a prime growth engine for ARCADIS. As most acquisitions have been completed in the course of 2003, their contribution will mainly affect growth in the first half of 2004. We will continue our expansion through acquisitions. Uncertainties in currency developments and the Dutch market, prevent us from providing a specific outlook for year-end 2004 results, at this time."

ARCADIS is a leading, global, knowledge-driven consulting and engineering company, active in the fields of infrastructure, buildings, environment, and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

For more information contact:
Joost Slooten, ARCADIS, phone: +(31-26) 3778 604, email: j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

—tables follow—

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR

	First quarter
Amounts in millions, except per share amounts
	2004	2003
Amounts in accordance with NL-GAAP
Gross revenue	207.3	192.8
Materials, services of third parties	51.5	49.1

Net revenue	155.8	143.7
Operational cost	143.8	133.0
Depreciation	4.1	3.8

Operating income	7.9	6.9
Financing income/expenses net	(1.0)	(0.6)

Income before taxes	6.9	6.3
Taxes	(2.8)	(2.4)

Income after taxes	4.1	3.9
Income from non-consolidated companies	0.6	0.0

Group income after taxes	4.7	3.9
Minority interest	(0.2)	0.0

Net income from operations	4.5	3.9
Amortization goodwill	(0.5)	(0.1)

Net income	4.0	3.8
Net income per share (1)	0.20	0.19
Net income from operations per share	0.22	0.19
Number of shares outstanding (in thousands)	20,487	20,300

(1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$

	First quarter
Amounts in millions, except per share amounts
	2004	2003
Amounts in accordance with NL-GAAP
Gross revenue	259.0	206.9
Materials, services of third parties	64.4	52.7

Net revenue	194.6	154.2
Operational cost	179.7	142.6
Depreciation	5.1	4.1

Operating income	9.8	7.5
Financing income/expenses net	(1.2)	(0.7)

Income before taxes	8.6	6.8
Taxes	(3.5)	(2.6)

Income after taxes	5.1	4.2
Income from non-consolidated companies	0.7	0.0

Group income after taxes	5.8	4.2
Minority interest	(0.2)	0.0

Net income from operations	5.6	4.2
Amortization goodwill	(0.6)	(0.1)

Net income	5.0	4.1
Net income per share (1)	0.24	0.20
Net income from operations per share	0.28	0.21
Number of shares outstanding (in thousands)	20,487	20,300
Dollar exchange rate 1st quarter EUR 1=	1.25	1.07
Dollar exchange rate 2nd quarter EUR 1=		1.13
Dollar exchange rate 3rd quarter EUR 1=		1.12
Dollar exchange rate 4th quarter EUR 1=		1.19

(1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR

Amounts in millions	March 31, 2004	December 31, 2003
Amounts in accordance with NL-GAAP
ASSETS
Fixed assets (*)	97.7	98.7
Current assets	273.6	248.6

TOTAL	371.3	347.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	167.8	153.5
Long term debt	30.0	29.7
Provisions	23.2	20.0
Total equity	150.3	144.1

TOTAL	371.3	347.3

(*) Including capitalized goodwill	38.0	38.2
CHANGES IN SHAREHOLDERS' EQUITY IN EUR
Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2004	136.6
Changes:
Net income current year	4.0
Options exercized	0.5
Exchange rate differences	1.6

Shareholders' equity at balance sheet date	142.6

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$

Amounts in millions	March 31, 2004	December 31, 2003
Amounts in accordance with NL-GAAP
ASSETS
Fixed assets (*)	119.5	124.6
Current assets	334.4	314.0

TOTAL	453.9	438.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	205.1	193.8
Long term debt	36.7	37.6
Provisions	28.4	25.2
Total equity	183.7	182.0

TOTAL	453.9	438.6

(*) Including capitalized goodwill	46.4	48.2
Calculated with US dollar rate of EUR 1.00 = US$:	1.22
CHANGES IN SHAREHOLDERS' EQUITY IN US$
Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2004	172.4
Changes:
Net income current year	5.0
Options exercized	0.6
Exchange rate differences	(3.6)

Shareholders' equity at balance sheet date	174.4

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT IN EUR

	First quarter
Amounts in millions
	2004	2003
Amounts in accordance with NL-GAAP
Net income	4.0	3.8
Depreciation and amortization	4.6	3.9

Gross cash flow	8.6	7.7
Net working capital	(10.6)	(18.2)
Other changes	2.8	0.4

Total operational cash flow	0.8	(10.1)
Investments (net) in:
(In)tangible fixed assets	(2.3)	(2.7)
Acquisitions/divestments	0.7	0.2
Financial assets/divestments	(0.3)	(1.1)
Total financing activities	3.4	(1.1)

Change in cash and equivalents	2.3	(14.7)

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT IN US$

	First quarter
Amounts in millions
	2004	2003
Amounts in accordance with NL-GAAP
Net income	5.1	4.3
Depreciation and amortization	5.7	4.2

Gross cash flow	10.8	8.5
Net working capital	(13.0)	(19.8)
Other changes	3.5	0.4

Total operational cash flow	1.3	(10.9)
Investments (net) in:
(In)tangible fixed assets	(2.8)	(2.9)
Acquisitions/divestments	0.9	0.3
Financial assets/divestments	(0.4)	(1.2)
Total financing activities	3.8	(1.3)

Change in cash and equivalents	2.8	(16.1)